upcurrent

Bridging the Frontline and Corporate Office

For Red Kettle

The Problem


UNDER
BO

Executives in bottom heavy organizations are unable to get vital information from their frontlines

The result: frontline crisis, misaligned policies, inefficient processes, disengaged employees, and lost revenue


COVER
SS

The Problem

VB NEWS EVENTS RESEARCH Sign up Login

A lesson from Amazon: Make sure your CEO's not out of touch with frontline staff

CAROLYN BETTS, BETTS RECRUITING AUGUST 23, 2015 1:00 PM

TAGS: AMAZON, CAROLYN BETTS, HIRING

Harvard Business Review

MARKET RESEARCH

Listen to Your Employees, Not Just Your Customers

by Beth Benjamin

AUGUST 15, 2016

BUSINESS INSIDER RETAIL

Walmart, Target, and TJ Maxx are facing a worker crisis

Hayley Peterson

Oct. 23, 2015, 10:41 AM 27,737 4

Bloomberg Markets Tech Pursuits Politics Opinion Businessweek


Why Retailers Are Suddenly Desperate to Keep Their Least-Valuable Workers

Harvard Business Review

LEADERSHIP

The Frontline Advantage

by Fred Hassan

FROM THE MAY 2011 ISSUE

The Ideal Solution

Uncovers vital information and ideas from the frontline at scale

Let executives identify inefficiencies, policy misalignments, brewing crises and emerging business opportunities from the bottom up

Increases retention and recruitment of millennial employees

UpCurrent

- Gathers and organizes vital information into easy to use display
- Send quick polls and surveys
- Deliver and track announcements of critical information to frontline teams
- G Suite, Slack, MS Teams and Salesforce integrated to become a natural part of everyday work
- Points earning, rewards and recognition for the modern workforce



slack
Microsoft Teams
Google Apps
salesforce

upcurrent

Early Traction

Currently launching or negotiating pilot programs with:

JUNK KING GREENEST

CBS Interactive

DSC LOGISTICS AND SUPPLY CHAIN MANAGEMENT ready for anything!

"We want to know what our drivers and collectors are hearing everyday from our customers" – Jafer Paterson, EVP

388 TOWNSEND HOA

"We're 90% efficient. We need our frontline team to help us find that last 10%" – Ken Heller VP New Operations Development

Aol. WSJ UM DEFY MEDIA OLD NAVY

The Market

Large underserved market

- $38 Billion Unified Communications and Collaboration (UC&C) Market
  - (IDC 2015)
- Target Market made up of
  - 12,000 companies in the US
  - 45 million employees

Rapid growth, strong exit

- Onboarding Pilot Programs
- Disruptive Enterprise Product for an underserved market
- Entering hot enterprise markets – CRM, HR, Comms and Collaboration

"…businesses are typically throwing away around 1,800 ideas every year…the problem is a lack process, coupled with a failure to create an environment where employees are encouraged to contribute"

– Forbes "A Fond Farewell To The Suggestion Box: Disrupting Innovation Management" OCT 13, 2015

Competition Matrix



Frontline Scale
zinc
Raised $5M
June 2016
UPCURRENT
WORKFORCES INTO CROWDSOURCES
Mobile first and tailored filters and dashboard
workplace
by facebook
Free Form
Organized
nosco
yambla
Billion Dollar Unicorns either acquired or growing quickly
HipChat
chatter
slack
yammer
vocoli
Raised $61M
SPIGIT
Kindling
Raised $2.3M
Corporate Office Teams

Business Model

Value Prop → **Target Markets** → **Revenue Model** → **Sales Strategy**

Value Prop

Critical information flow from the front line

- Reduced employee turnover
- Increased productivity and revenue

Target Markets

Bottom Heavy Organizations

- Mid to High End Retail
- Logistics
- Growing Sales Orgs
- Ad Agencies

Revenue Model

SaaS +$5/month/seat

- Managed services
- Rewards plan upsell

Sales Strategy

Account based marketing/sales structure

- Test freemium model



Our Team

- 40+ year of frontline and team management experience
- Retail, sales, technology and user engagement expertise
- Solving a problem we have personally experienced



Sankar Patel
CEO & Founder

- Investor, Advisor
- Startup Veteran
- Ad Agencies, SaaS startup



Bill Drury
CoFounder/CTO

- Founder/CoFounder/ CTO
- Advisor
- Startup Veteran
- Studio CTO at Zynga



James Piper
Head of Sales

- Experienced Sales Team Builder
- Entrepreneur
- Sales leader at Millennial Media

upcurrent

Advisory Team



Ramana Rao
Technical Advisor

- MIT
- Xerox Park
- Founder/Cofounder
- CTO



Pierre Wolff
Advisor

- Entrepreneur
- Advisor
- Startup Veteran



Reena Jadhav
Advisor

- Harvard and Wharton
- Serial Entrepreneur/Founder
- Mentor in Residence TFG



Garth Holsinger
Strategic Investor

- SVP & EIR at Bionic Solution
- WeWork Innovation Consultant



Scot Gensler
Advisor

- University of Michigan
- Startup Veteran



Ashley Peterson
Advisor

- ADP
- Workforce Management Consultant

The Ask

Seed Round

- $100K-$500k raised through the Dreamfunded.com Crowdfunding portal.

Deliverables

- Launching 4 clients in first 6 months
- Building out team - customer success, sales, development
- MRR/ARR $100K/$1.2M
- 2 Highly referenceable enterprise customers
- Identify industries of focus

Thank You!

Sankar Patel
CEO & Founder
(415) 572-5926
sankarpatel@up-current.com
UpCurrent.co

Appendix

Product Strategy

Front line Focus	Uncover Critical Information	Fit into everyday work patterns
Includes Everyone	Extract Actionable Information	Mobile First
Recognize & Reward	Discover New Talent	Integration with Existing Systems

Where We are Today



Vision > Target > Mission
Business Model Canvas
Co-founder Team Building
Minimum Viable Product
Build / Release
Validate / Iterate
Growth
Scale / Expand
-2
-1
0
1
2
3
Idea / Team Fit
Product / Market Fit
Business Model / Market Fit
Bootstrap/Crowdfund/F&F/Debt
Angel/Seed
VC

Scalable product or service idea for a big enough target market. Some initial business models for how it would make money. One person or only a vague team; no confirmed commitment or no right balance of skills in the team structure yet.

Clear and meaningful target with direction for at least 3 years with milestones how to get there, -> 3, 6, 12, 24, 36 months... Team of two or three core founding partners with balanced ownership. Can also already have some extended team with lighter commitment (stock options and or cash compensation)

Committed and balanced founding team. Able to develop the product or service (Minimum Viable Product) without dependency of uncommitted external resources, or already an initial product or service in place. Existing signed shareholder agreement between founders, with milestones, committed time and money use, for at least 2+ years with vesting.

Can demonstrate some user growth and or revenue (initial traction). Continue to attract additional resources (money or sweat equity) for equity or future revenue. Looking for clear market validation (Product Market Fit), to move into scaling.

Showing a clear, growing and measurable user and or market traction in a big or rapidly growing target market. Can and wants to scale fast. May have attracted significant funding.

Achieved great growth, that can expected to continue. No longer needs to struggle to get resources and can acquire those easily. Continues to grow and often wants to culturally continue behaving like a "startup" for as long as possible. Founders exit or continue business as usual.

www.startupcommons.org